01 February 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 305,000 Reed Elsevier PLC ordinary shares at a price of 707.7331p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 64,562,914 ordinary shares in treasury, and has 1,194,463,035 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 7,078,000 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 175,000 Reed Elsevier NV ordinary shares at a price of €11.6846 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 40,692,056 ordinary shares in treasury, and has 686,038,544 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 4,078,969 shares.